

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

John Morris
Chief Executive Officer
Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200
Atlanta, GA 30305

> **Re: Repay Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-38531**

Dear John Morris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services